Exhibit A

Ceragon to Renew & Maintain the Wireless Transport Network
Infrastructure for RAI WAY, Italy’s National TV and Radio Network
Provider

Ceragon to provide a full turnkey solution on an ambitious schedule, including equipment and network design, installation, commissioning as well as maintenance services – 2 won tenders valued at $2.1 million in total

Little Falls, New Jersey, November 8, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that following a public tender RAI WAY S.p.A., Italy’s publicly listed national TV and radio network provider, has selected Ceragon’s solutions and services to deploy and maintain its wireless transport network. Ceragon will help RAI WAY increase its revenues and differentiate its business by enabling it to offer its services to local TV broadcasters. It will support RAI WAY by delivering a full turnkey solution, which includes its IP-20 Platform microwave solutions as well as network design, installation, commissioning, and maintenance services. Ceragon was awarded two tenders, with contracts valued at a total of $2.1 million.

Ceragon was looking to support RAI WAY in its challenge to deploy new telecommunication infrastructures to be used by local TV broadcasters, as well as renew its own network to support a new TV broadcasting standard (DVB-T2/HEVC). After issuing a public tender, and carefully examining multiple competitive bids against technical and operational efficiency requirements, RAI WAY selected Ceragon. Ceragon’s proven experience and success with similar large-scale turnkey projects, and its field-proven rapid deployment capabilities was a key differentiator. What’s more, with the RAI WAY network requiring a multitude of installation scenarios due to challenges such as site occupancy and frequency interferences, the Ceragon solution flexibility proved to be of immense value.

Doron Arazi, Ceragon Networks CEO commented, “Ceragon is experiencing significant growth in Europe, and particularly in Italy. We have completed previous successful deployments in the Broadcasting industry in Europe and are excited to have RAI WAY as a new customer, supporting it in its mission. Our turnkey offering provides the utmost flexibility and rapid deployment to assure RAI WAY fast time-to-market and drive its business growth. With our offering, RAI WAY can focus on its core business, knowing Ceragon’s dedicated local team will take care of all its wireless transport needs every step of the way – with full responsibility to supply, install, commission, and maintain its systems. We are proud of this cooperation with RAI WAY as it is aligned with our strategy to provide end-to-end solutions to our customers that include products and full services.”

ABOUT RAI WAY S.P.A.
Rai Way manages and develops the terrestrial broadcast infrastructure which carries the television and radio signals of RAI, Italy’s national public broadcasting company, and provides services to its business customers. Rai Way has an extensive experience and technological, engineering and organizational know-how in the Italian media and broadcast infrastructure market. Such a unique expertise, together with the skills and ongoing training of its around 600 employees, makes Rai Way an ideal partner for any companies and entities seeking for integrated solutions to develop their network and transmit their signals. Rai Way operates throughout the national territory and can rely on its headquarters in Rome, 20local network centers and more than 2,300 sites across Italy.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. With a vision to create equal digital opportunities for all people around the world, we bring communication capabilities everywhere by delivering robust, fiber-like wireless connectivity. We help operators and other service providers to increase operational efficiency and enhance end-customers’ quality of experience with quick-to-deploy wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies, and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provide highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 140 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the continued effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations; the continued effect of the uprise in shipping costs and decrease in shipping slots availability (which is partially associated to the COVID-19 effects) on the global markets and on the markets in which we operate, including price erosion, late deliveries and the risk of damages and orders cancellation created thereby; the continuing impact  of components shortage due to the global shortage in semiconductors and chipsets, which could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry and the risk of damages and orders cancellation created thereby, as well as price erosion due to constant price increase, payment of expedite fees and inventory pre-ordering and procurement acceleration; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com